15025587

S MMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
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WASH., D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/ 2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Access (a general partnership)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius 212 709-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn Reznick, LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access (a general partnership), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified In Nassau County
My Commission Expires November 02, 2017

Notary Public

Arthur Goetchius
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

WALL STREET ACCESS (a general partnership)

CONTENTS

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Partners
Wall Street Access

We have audited the accompanying statement of financial condition of Wall Street Access (a New York General Partnership) (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Wall Street Access as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
March 16, 2015

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	1,782,463
Cash, segregated for the exclusive benefit of customers		277,879
Investments owned, at fair value		16,599,689
Due from broker		232,694
Due from affiliates		568,760
Property and equipment, net		250,900
Commissions and fees receivable		137,525
Prepaid expenses and other assets		406,635
Total assets	$	20,256,545
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold, not yet purchased, at fair value	$	413,051
Accounts payable and accrued expenses		1,090,806
Employee compensation payable		1,608,623
Accrued interest payable		1,988
Total liabilities		3,114,468
Partners' capital		17,142,077
Total liabilities and partners' capital	$	20,256,545

See accompanying notes to financial statements.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Wall Street Access ("WSA" or the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 100% by Wall Street Access Corporation (the "Parent"). WSA provides securities research and brokerage execution to institutional customers acts as an equities market maker to institutional customers and other broker-dealers. In addition, WSA is engaged in proprietary trading of securities for its own account.

WSA is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). WSA is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), New York Stock Exchange, Inc. (the "NYSE") and the Commodity Futures Trading Commission (the "CFTC").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 16, 2015. Subsequent events have been evaluated through this date.

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Investments and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Valuation of Investments and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Partnership uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Partnership values investments in preferred and common stock, exchanged traded funds, mutual funds and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Partnership if necessary) in a manner consistent with GAAP for investment companies. The Partnership applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Partnership's entire position in a particular investment, unless it is probable that the Partnership will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Partnership considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investment in Private Operating Companies

The Partnership's investments in private operating companies consist of common stock and membership interests. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Partnership's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation methodologies that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

Fair Value - Valuation Processes

The Partnership establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Partnership designates the Management to oversee the entire valuation process of the Partnership's Level 3 investments. Management is separate from the Partnership's portfolio management and deal team, and reports to the Partnership's management. The Management is responsible for developing the Partnership's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Management reviews investments on a monthly basis, or more frequently as needed, to determine the valuations of the Partnership's Level 3 investments. Valuation determined by the Partnership are required to be supported by market data, industry accepted third-party pricing models, or other methods that Management deems to be appropriate, including the use of internal proprietary pricing models.

Since December 31, 2013, there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on equity securities.

Gains on securities trading were earned by the Partnership by making markets in equities.

Dividends are recorded on the ex-dividend date.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its proprietary trading and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

Commission Expense

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in cash, segregated for the exclusive benefit of customers on the statement of financial condition.

Income Taxes

The Partnership is a disregarded subsidiary in the Parent's consolidated tax return. The Parent pays no federal or state income taxes. The Parent is subject to certain local taxes including New York City general corporation business tax. The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent and its subsidiary companies are no longer subject to income tax examinations by major taxing authorities for years prior to 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Partnership's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

At December 31, 2014, Wall Street Access Corp's consolidated tax group has a New York City net operating loss carryforward ("NOL") of approximately $13,085,000, which expires in 2032. The deferred tax asset from the Partnership's NOL is approximately $257,000. A valuation allowance for the full amount of the deferred tax asset has been established.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2014:

	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Investments (at fair value)				
Corporate bonds	$ -	$ 655,271	$ -	$ 655,271
Exchange Traded Funds				
Financial institutions	388,858	-	-	388,858
Limited Partnerships				
Electrical Services	16,748	-	-	16,748
Preferred stocks				
Food & Beverage	114,307	-	-	114,307
Common stocks				
Financial institutions	3,212,634	-	-	3,212,634
Computer hardware & software	418,014			418,014
Natural resources	1,446,916			1,446,916
Insurance	1,748,248			1,748,248
Home furnishings	34,355			34,355
Data processing	2,170			2,170
Medical	498,697			498,697
Travel	512,724			512,724
Electrical Services	604,850			604,850
Food & Beverage	213,606			213,606
Communications	174,263			174,263
Healthcare	79,582			79,582
Other	843,012			843,012
Investments in private operating companies				
Financial institutions			500,000	500,000
Real Estate			250,000	250,000
Investments in private investment companies				
Financial Institutions			1,162,607	1,162,607
Manufacturing			356,337	356,337
Medical			11,437	11,437
Mutual funds				
Financial institutions	3,355,053			3,355,053
	$ 13,664,037	$ 655,271	$ 2,280,381	$ 16,599,689

	(Level 1)	(Level 2)	(Level 3)	2014
Liabilities (at fair value)				
Corporate Bonds	$ -	$ 413,051	$ -	$ 413,051
	-	-	-	-
	$ -	$ 413,051	$ -	$ 413,051

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2014:

	Beginning Balance January 1, 2014	Realized & Unrealized Gains (Losses)	Purchases	Sales	Settlements	Transfers In and/or (Out) of Level 3	Ending Balance December 31, 2014	Gains (Losses) for Investments Still Held at December 31, 2014
Assets (at fair value)								
Investments in private operating	$ 750,000	$ -	$ -	$ -	$ -	$ -	$ 750,000	$ -
Investments in private investment companies	1,587,673	4,709	10,521	72,522	-	-	1,530,381	4,709
	$ 2,337,673	$ 4,709	$ 10,521	$ 72,522	$ -	$ -	$ 2,280,381	$ 4,709

4. Investments in certain entities that calculate net asset value per share

As of December 31, 2014, the Partnership was invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Partnership as specified in the respective agreements. Generally, the Partnership is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time. The management agreements of the private investment companies provide for compensation to the managers in the form of fees ranging from 0% to 1.25% annually of net assets and performance incentive allocations or fees ranging from 0% to 20% of net profits earned.

The Partnership is subject to credit risk to the extent that the investment managers of the underlying private investment companies are unable to fulfill their obligations according to their organizational documents. The Partnership, through its investments in private investment companies, is subject to risk inherent when investing in securities and private investments. In connection with its investments, the Partnership is subject to the market and credit risk of those investments held or sold short by the private investment companies. Due to the nature of the Partnership's investments, the risks described above are limited to the Partnership's investment balances and unfunded commitments to private investment companies.

4. Investments in certain entities that calculate net asset value per share (continued)

Fair value measurements of investments in certain entities that calculate net asset value per share are as follows:

		Fair Value		Commitments	Frequency	Notice Period
Equity long/short hedge funds - international (a)	$	304,096			monthly	30-60 days
Private equity funds (b)	$	1,214,848	$	292,000	on a liquidation event	
International Arbitrage (c)	$	11,437			monthly	30-60 days
	$	1,530,381				

(a) This category includes investments in domestic hedge funds that invest both long and short stocks. Management of the hedge funds has the ability to shift investments from value to growth strategies, from small to large capitalization stocks, and from a net long position to a net short position. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair value hierarchy in investments in private investment companies.

(b) This category includes several private equity funds which invest in other fund of funds. These investments can never be redeemed with the funds. Instead, the nature of the investments in this category is that distributions are received through the liquidation of the underlying assets of the respective fund. As of December 31, 2014, it is probable that all of the investments in this category will be sold at an amount different from the net asset value of the Partnership's ownership interest in the partners' capital. The majority of the fair value of these investments is calculated based on the General Partner's fair value of the underlying investee funds.

(c) This category includes investments in arbitrage funds. These investments take advantage of a price differential between two or more markets, striking a combination of matching deals that capitalize upon the imbalance. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair value hierarchy in investments in private investment companies.

5. Property and equipment

Details of property and equipment at December 31, 2014 are as follows:

Furniture and fixtures	$	282,001
Computer and equipment		339,443
Leasehold improvements		1,092,223
Computer software		78,061
		1,791,728
Less accumulated depreciation and amortization		1,540,828
	$	250,900

6. Off-balance sheet risk

In the normal course of business, the Partnership may enter into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Partnership to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing broker, Pershing LLC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2014, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

At December 31, 2014, all principal securities positions were in possession or control of the clearing broker with the exception of the private investment companies and private operating investments. Credit exposure may result in the event the clearing broker is unable to fulfill their contractual obligations.

7. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Commitments and contingencies

The Partnership has two non-cancelable operating leases for office space expiring through November 2020. Future annual minimum payments are as follows:

Year ending December 31,		
2015	$	638,788
2016		654,052
2017		672,529
2018		643,363
2019		121,429
2020		61,522
	$	2,791,683

The Partnership has various sublease agreements for its office space, which expire on various dates through March 2018.

9. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2014, the Partnership has receivables due from other affiliates of approximately $569,000 These amounts are included in due to/from affiliates in the statement of financial condition.

The Partnership has service agreements with affiliated entities whereby the Partnership provides general and administrative services in return for a monthly fee based on the expense sharing agreement. .

10. Net capital requirements

As a registered broker-dealer, WSA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. WSA is also subject to the CFTC's minimum financial requirements, which require that the WSA maintains net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2014, WSA's net capital was approximately $10,628,000, which was approximately $9,628,000 in excess of its minimum requirement of approximately $1,000,000.

11. Subsequent event

The Partnership made a $500,000 distribution to its Parent Company in January 2015.